# SEC Schedule 13D/A (Amendment No. 4) — Beneficial ownership report by holders of more than 5% of a class

Issuer: HERON THERAPEUTICS, INC. /DE/, CIK 0000818033
CUSIP: 427746102
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 4242 CAMPUS POINT COURT, SUITE 200, SAN DIEGO, California (CA), 92121
Date of event which requires filing of this statement: 08/08/2025
Amends the filing with accession number 0000921895-23-000284
Filed by CIK 0001687509
Persons authorized to receive notices and communications: Brian Kleinhaus, Rubric Capital Management LP, 155 East 44th St, Suite 1630, New York, New York (NY), 10017, 212-418-1888; Ele Klein & Adriana Schwartz, McDermott Will & Schulte LLP, 919 Third Avenue, New York, New York (NY), 10022, 212-756-2000

## Reporting persons
- Rubric Capital Management LP (CIK 0001687509): type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 29,100,728; sole dispositive power 0; shared dispositive power 29,100,728; aggregate amount beneficially owned 29,100,728 (17.5% of the class)
- David Rosen (CIK 0001898677): type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 29,100,728; sole dispositive power 0; shared dispositive power 29,100,728; aggregate amount beneficially owned 29,100,728 (17.5% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.01 per share
Name of issuer: HERON THERAPEUTICS, INC. /DE/
Address of issuer's principal executive offices: 4242 CAMPUS POINT COURT, SUITE 200, SAN DIEGO, California (CA), 92121
Comment: This Amendment No. 4 ("Amendment No. 4") amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission on February 6, 2023 (the "Original Schedule 13D", and the Original Schedule 13D as amended, the "Schedule 13D"). This Amendment No. 4 supplements Items 4, 6 and 7 and amends and restates Items 3 and 5(a)-(c) as set forth below. Capitalized terms used herein and not otherwise defined in this Amendment No. 4 have the meanings set forth in the Schedule 13D.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The Shares reported herein beneficially owned by Rubric Capital were purchased with the working capital of the Rubric Funds (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). The aggregate purchase price of the (i) 29,100,728 Shares reported herein beneficially owned by Rubric Capital is approximately $31,713,490.50, including brokerage commissions, (ii) 94,610 Preferred Shares (as defined in Item 4) purchased by the Rubric Funds in the Private Placement (as defined in Item 4) is $1,419,150 and (iii) $35,000,000 aggregate principal amount of Notes (as defined in Item 4) purchased by the Rubric Funds in the Convertible Note Issuance (as defined in Item 4) is $33,250,000.

## Item 4. Purpose of Transaction
Purpose of transaction:
On August 8, 2025, certain Rubric Funds entered into a securities purchase agreement (the "Securities Purchase Agreement") for a private placement (the "Private Placement") with the Issuer, pursuant to which certain Rubric Funds purchased (i) 2,387,225 Shares at a price of $1.50 per share and (ii) 94,610 shares (the "Preferred Shares") of the Issuer's Series A Convertible Preferred Stock, par value $0.01 per share (the "Preferred Stock"), which automatically convert, upon Stockholder Approval (as defined below), into 946,100 Shares at an initial conversion price of $1.50, subject to adjustment as set forth in the Certificate of Designation of Rights, Preferences and Privileges of the shares of Preferred Stock, dated as of August 8, 2025 (the "Certificate of Designation").

In addition, on August 8, 2025, a certain Rubric Fund entered into a Note Purchase Agreement (the "Note Purchase Agreement") with the Issuer, pursuant to which the Issuer issued and sold to such Rubric Fund $35,000,000 aggregate principal amount of convertible senior unsecured promissory notes (the "Notes") for an aggregate purchase price of $33,250,000 (the "Convertible Note Issuance"). The Notes issued in the Convertible Note Issuance provides for the issuance of Notes with (i) a term of five years, (ii) a 5% original issuance discount, (iii) 5% per annum interest payable in cash, (iv) at the election of the Issuer, 7% per annum interest payable in kind for the first twelve months, and (v) a conversion right, subject to Stockholder Approval (as defined below), into Shares at an initial conversion rate of 555.5556 Shares per $1,000 principal amount of Notes, subject to adjustments as provided in the Note Purchase Agreement. Conversions of the Notes can be settled, at the Issuer's election, in cash, Shares or in a combination thereof. If all or any portion of any conversion is to be settled in cash, the amount of cash that the Issuer will be required to deliver with respect to such conversion in shall be the product of (a) the applicable percentage of the conversion rate on the applicable conversion date and (b) the arithmetic average of the daily weighted average prices of the Shares during the ten 10 consecutive trading day period ending on the trading day immediately preceding the applicable conversion date.

Each Rubric Fund's ability to convert the Preferred Shares or the Notes is subject to a blocker provision (the "Beneficial Ownership Limitation") that will prohibit any Rubric Fund (together with its affiliates, and any persons acting as a group together with such Rubric Fund or any of its affiliates) from beneficially owning more than 19.99% of the outstanding Shares at any time, determined in accordance with rules promulgated under the Securities Exchange Act of 1934, as amended. A holder may, upon notice to the Issuer, increase or decrease the Beneficial Ownership Limitation to any other percentage not in excess of 19.99% but any such increase will not be effective until the 61st day after such notice is delivered to the Issuer.

The Issuer intends to seek stockholder approval (the "Stockholder Approval") pursuant to the applicable rules of the Nasdaq Stock Market to approve the conversion of the Convertible Note Issuance and the Preferred Stock into Shares. The Issuer agreed to file a preliminary proxy statement for such Stockholder Approval within thirty days of the closing of the transactions described above. In addition, the Issuer has agreed to file a resale registration statement within thirty days of closing to register the Shares to be issued or issuable in connection with the transactions described above.

The Securities Purchase Agreement and the Note Purchase Agreement each contain customary representations and warranties, agreements (including customary resale registration rights) and obligations and termination provisions. The Private Placement and the Convertible Note Issuance each closed on August 12, 2025.

Rubric Capital also entered into a Cooperation Agreement with the Issuer (the "Cooperation Agreement") regarding the composition of the Issuer's Board of Directors (the "Board") and certain other matters.

Pursuant to the terms of the Cooperation Agreement, the Issuer agreed, among other things, to (i) fix the size of the Board at seven directors during the Cooperation Period (as defined below) unless mutually agreed to by the parties; (ii) appoint at the Closing a director nominated by Rubric Capital (the "New Director") as a director of the Issuer; and (iii) include the New Director in the Issuer's slate of nominees for the election of directors at the Issuer's 2025 annual meeting of stockholders (the "2025 Annual Meeting"). Rubric Capital has not yet identified a director to serve on the Board pursuant to the Cooperation Agreement.

Pursuant to the Cooperation Agreement, Rubric Capital is subject to certain customary standstill restrictions until the earlier of (a) 30 days prior to the deadline for director nominations and stockholder proposals for the Issuer's 2026 annual meeting of stockholders (the "2026 Annual Meeting"), (b) February 12, 2026, and (c) 120 days prior to the first anniversary of the 2025 Annual Meeting (the "Cooperation Period"). Pursuant to the terms of the standstill, Rubric Capital agreed not to acquire beneficial ownership of more than 19.99% of the outstanding Shares. In addition, during the Cooperation Period, Rubric Capital further agreed to appear in person or by proxy at each annual or special meeting of stockholders of the Issuer and vote all of its Shares (A) in favor of the slate of directors recommended by the Board, (B) against the election of any nominee for director not approved, recommended and nominated by the Board and (C) in accordance with the Board's recommendation with respect to any other matter presented at such meeting; provided, however, that if Institutional Shareholder Services Inc. ("ISS") or Glass Lewis & Co., LLC ("Glass Lewis") make a recommendation that differs from the recommendation of the Board with respect to any proposal submitted to the Issuer's stockholders at any such meeting (other than as related to the election or removal of directors), Rubric Capital is permitted to vote in accordance with the ISS or Glass Lewis recommendation; provided, further, that Rubric Capital is permitted to vote in its sole discretion with respect to any proposals relating to an Extraordinary Transaction (as defined in the Cooperation Agreement).

The foregoing descriptions of the Securities Purchase Agreement, Certificate of Designation, Note Purchase Agreement and Cooperation Agreement do not purport to be complete and are qualified in their entireties by reference to the full texts of the Securities Purchase Agreement, Certificate of Designation, Note Purchase Agreement and Cooperation Agreement. For further information regarding the Securities Purchase Agreement, Certificate of Designation, Note Purchase Agreement and Cooperation Agreement reference is made to the texts of the Form of Securities Purchase Agreement, Certificate of Designation, Note Purchase Agreement and Cooperation Agreement, which have been filed as Exhibit 99.1, Exhibit 99.2, Exhibit 99.3 and Exhibit 99.4 hereto, respectively, and incorporated by reference herein.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: See rows (11) and (13) of the cover page to this Schedule 13D for the aggregate number of Shares and percentage of Shares beneficially owned by each Reporting Person. The aggregate percentage of Shares reported beneficially owned by each Reporting Person is based upon 166,517,025 Shares outstanding, which is the sum of: (i) 153,291,798 Shares outstanding as of July 31, 2025, as disclosed in the Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2025, filed by the Issuer with the Securities and Exchange Commission (the "SEC") on August 8, 2025 and (ii) 13,225,227 Shares issued by the Issuer in connection with the closing of the Private Placement on August 12, 2025.
Number of shares as to which each person has sole or shared power to vote or dispose: See rows (7) through (10) of the cover page to this Schedule 13D for the Shares as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.
Transactions in the class effected during the past sixty days: Except as set forth herein, no transactions in the Shares have been effected by the Reporting Persons during the past sixty (60) days.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Item 4 of this Amendment No. 4 is hereby incorporated herein.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 99.1 - Form of Securities Purchase Agreement, dated as of August 8, 2025.

Exhibit 99.2 - Certificate of Designation of Rights, Preferences and Privileges of the Preferred Shares, dated as of August 8, 2025.

Exhibit 99.3 - Note Purchase Agreement, dated as of August 8, 2025.

Exhibit 99.4 - Cooperation Agreement, dated as of August 8, 2025.

## Signatures
- Rubric Capital Management LP: /s/ David Rosen, By: Rubric Capital Management GP LLC, General Partner, By: David Rosen, Managing Member (08/12/2025)
- David Rosen: /s/ David Rosen, David Rosen, Individually (08/12/2025)